February 28, 2025

Daniel Guglielmone
Executive Vice President - Chief Financial Officer and Treasurer
Federal Realty Investment Trust
Federal Realty OP LP
909 Rose Avenue, Suite 200
North Bethesda, MD 20852

       Re: Federal Realty Investment Trust
           Federal Realty OP LP
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-07533
           File No. 333-262016-01
Dear Daniel Guglielmone:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
Note 14 - Earnings Per Share and Unit, page F-37

1. We note your disclosure on page F-22 that you calculate the effect of the
       3.25% Exchangeable Senior Notes due 2029 (the "Notes") on your dilutive earnings per common share and per common unit using the if-converted method. Please clarify for us if the Notes were dilutive or anti-dilutive for 2024. In addition, with respect to the Notes, please tell us how your earnings per share and unit disclosure is consistent with ASC 260-10-50-1.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 28, 2025
Page 2

       Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction